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        The following condensed operating financial data reflects our quarterly operating results for the last eight consecutive quarters. We made certain reclassifications to prior balances to conform to the current presentation.

EXHIBIT 99.2

QWEST COMMUNICATIONS INTERNATIONAL, INC.
QUARTERLY CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions)
(Unaudited)

	2004		2003				2002
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Operating revenue	$3,442	$3,481	$3,498	$3,570	$3,596	$3,624	$3,705	$3,772

Operating expenses:
Cost of sales	1,487	1,454	1,544	1,965	1,475	1,476	1,459	1,488
SG&A	1,357	1,139	1,201	1,065	1,138	1,168	1,018	1,276
Deprec. & amort.	785	777	798	796	789	784	805	796
Impairments & Other	170	15	46	267	17	13	47	135

Total operating expenses	3,799	3,385	3,589	4,093	3,419	3,441	3,329	3,695

Operating (loss) income	(357)	96	(91)	(523)	177	183	376	77
Other expense (income):
Interest expense—net	394	397	436	437	444	440	464	451
Other—net	(111)	12	(37)	(18)	(63)	(61)	(1,823)	(2)

Total other expense (income)	283	409	399	419	381	379	(1,359)	449
Income tax (expense) benefit	(136)	3	108	256	79	76	(682)	134

(Loss) income from continuing operations	(776)	(310)	(382)	(686)	(125)	(120)	1,053	(238)
Discontinued operations—net	—	—	(25)	2,517	61	66	1,682	115
Cumulative effect of accounting changes—net	—	—	—	—	—	206	—	—

Net income (loss)	$(776)	$(310)	$(407)	$1,831	$(64)	$152	$2,735	$(123)

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QWEST COMMUNICATIONS INTERNATIONAL, INC. QUARTERLY CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Dollars in millions) (Unaudited)